
EXCELLENCE

ธนาคารกสิกรไทย
KASIKORNBANK 泰华农民银行



Adit Laixuthai, Ph.D.
First Senior Vice President




06011842

12g3-2(b) File No.82-4922

Ref No. CN. 153/2006

March 20, 2006


SEC MAIL PROCESSING
RECEIVED
MAR 2 1 2006
WASH. D.C. 203 SECTION

Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
U.S.A.

SUPPL

Dear Sirs:

We are transmitting herewith, in accordance with our undertakings pursuant Rule 12g3-2 (b) under the United States Securities Exchange Act of 1934, an English language summary of certain information that is being made public in Thailand.

Please arrange for the attached to be placed in our Rule 12g3-2 (b) "file" with the Commission.

Yours sincerely,

Adit Laixuthai
Mar 20, 06


EXCELLENCE

ธนาคารกสิกรไทย
KASIKORNBANK 泰华农民银行



SS.5-0656/2006


SEC MAIL
PROCESSING
RECEIVED
MAR 21 2006
WASH, DC
203
SECTION

March 16, 2006

To President

The Stock Exchange of Thailand

Re: Closing Book Date for Interest Payment to Subordinated Debenture Holders (KBNK13OA)

We, KASIKORNBANK PUBLIC COMPANY LIMITED as the Registrar of the Subordinated Debentures of KASIKORNBANK PUBLIC COMPANY LIMITED (KBNK13OA), which have issued the third Subordinated Debenture (KBNK13OA) of KASIKORNBANK PUBLIC COMPANY LIMITED with the maturity of 2013, at par value of Baht 1,000, total units of 12,000,000, and total value of Baht 12,000,000,000, and quarterly interest payment at 16 January, 16 April, 16 July, and 16 October of each year.

As the tenth interest payment of the third Subordinated Debenture (KBNK13OA) will be made on April 17, 2006, we would like inform you the details of the tenth interest payment of the third Subordinated Debenture (KBNK13OA), which is calculated by the rate 3.75 percent per annum and 90 days duration – from January 16, 2006 to April 15, 2006. And, we will close the book for interest payment at noon of April 3, 2006.

Please be informed accordingly.

Sincerely yours,

(Mr. Surin Samranrit)

Vice President

Securities Services Department

Tel. 0 2470 1981 - 3